650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE: 650.493.9300
FAX: 650.493.6811
www.wsgr.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL ***].”

September 6, 2012

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Evan S. Jacobson
Stephen Kirkorian
Morgan Youngwood

Re:	Trulia, Inc.
Registration Statement on Form S-1
Filed August 17, 2012
File No. 333-183364

Ladies and Gentlemen:

On behalf of our client, Trulia, Inc. (“Trulia” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letters dated June 27, 2012 and August 30, 2012, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and an amendment number 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version filed on August 17, 2012.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1, as applicable.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 6, 2012	BY TRLA

* * * *

Responses to comments of the Staff contained in its letter dated August 30, 2012

Inside Front Cover Page of Prospectus

1.	Please revise your reference to “[s]trong mobile monetization” to clarify that this statement is based on sales of your subscription product for mobile devices at higher average prices than non-mobile products for the time period following the launch of your subscription mobile product in May 2012.

The Company advises the Staff that the Company has revised the disclosure on the inside front cover page of the prospectus to address the Staff’s comment.

Risk Factors

“If real estate professionals do not continue to subscribe to our products…,” page 14

2.	We note your response to prior comment 3. Please discuss the risks associated with the fact that the costs of acquiring new subscribers and retaining existing subscribers (sales and marketing expenses), were your greatest expenses during the most recent fiscal year and six month period.

The Company advises the Staff that the Company has revised the disclosure on page 14 to address the Staff’s comment.

Business

Our Strengths

Large, differentiated, engaged, transaction-ready audience, page 84

3.	We note your response to prior comment 6. Please include disclosure consistent with your response, explaining your statement.

The Company advises the Staff that the Company has revised the disclosure on page 84 to address the Staff’s comment.

Responses to comments of the Staff contained in its letter dated June 27, 2012

43.	When you know your estimated IPO price and include it in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 6, 2012	BY TRLA

The Company advises the Staff that it has completed a 1-for-3 reverse stock split of the Company’s outstanding common stock and preferred stock (the “Stock Split”). Information set forth below and in Amendment No. 1 reflects the Stock Split.

The Company advises the Staff that, on August 27, 2012, representatives of the lead underwriters for the Company’s initial public offering, and on behalf of all the underwriters, advised the Company that, based on then-current market conditions, they recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”), on a post-Stock Split basis. Prior to August 27, 2012, the Company had not held formal discussions with the underwriters regarding the Preliminary Price Range for the initial public offering. As noted in the response letter on July 11, 2012, the Company initiated formal discussions with the underwriters regarding the offering in April 2012 when the Company met with representatives from each of the underwriters as well as representatives from other investment banks that are not participating in the offering. The purpose of the meetings was to select the underwriters for the offering. At these meetings, each of the underwriters provided the Company with its analysis of the Company’s business, how the underwriter would position the Company for an offering, the methodologies the underwriter expected to use in preparing a valuation of the Company, and such underwriter’s valuations and analyses of comparable companies. However, the underwriters did not provide the Company with any formal valuation during these initial meetings.

The factors considered in estimating the fair value of the Company’s common stock during the period between April 1, 2011 and July 27, 2012 are set forth on pages 67 to 76 of Amendment No. 1. With respect to the determination of the fair value of the common stock on July 27, 2012, the Company’s board of directors estimated the fair value of the common stock to be $16.53 per share. The fair value was based on multiple factors, including a valuation report received on July 13, 2012 (the “Prior Valuation”) from the independent valuation specialist that concluded that, as of July 13, 2012, the fair value of the common stock was $[***] per share. The Prior Valuation, as well as earlier valuation reports, was prepared on a consistent basis in accordance with the criteria set forth in the draft American Institute of Certified Public Accountant’s Practice Aid regarding “Valuation of Privately-Held-company Equity Securities Issued in Other than a Business Combination.”

The Company believes that the difference between the Preliminary Price Range and fair value from the Prior Valuation was not significant.

The Company advises the Staff that the Company has revised the disclosure on pages 76 and 77 to address the Staff’s comment.

44.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

The Company advises the Staff that the Company has revised the disclosure on page 77 to address the Staff’s comment.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 6, 2012	BY TRLA

Please direct any questions with respect to Amendment No. 1 or this letter to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Rezwan D. Pavri

cc:	Peter Flint, Trulia, Inc.
Sean Aggarwal, Trulia, Inc.
Scott Darling, Trulia, Inc.
David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Richard A. Kline, Goodwin Procter LLP
Anthony J. McCusker, Goodwin Procter LLP